SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-8B-2

                    REGISTRATION STATEMENT OF UNIT INVESTMENT
                           TRUSTS WHICH ARE CURRENTLY
               ISSUING SECURITIES PURSUANT TO SECTION 8(B) OF THE
                         INVESTMENT COMPANY ACT OF 1940


                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                         (NAME OF UNIT INVESTMENT TRUST)


                                 5900 "O" STREET
                             LINCOLN, NE 68510-2234
                   (ADDRESS OF PRINCIPAL OFFICE OF REGISTRANT)


                  ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES
                ONLY FOR PURPOSES OF INFORMATION PROVIDED HEREIN

                               DATED: July 1, 2002


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                     I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

         Ameritas Variable Separate Account VL (the "Separate Account").
         The Separate Account is not a separate legal entity and therefore has no Internal Revenue Service Employer Identification number separate from that of its depositor, Ameritas Variable Life Insurance Company.

     (b) Furnish title of each class or series of securities issued by the trust.

         Flexible Premium Variable Universal Life Insurance Policies
         ("Policies").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

              Ameritas Variable Life Insurance Company ("AVLIC")
              Home Office
              5900 "O" Street
              Lincoln, Nebraska  68510-2234
         Internal Revenue Service Employer Identification Number: 47-0657746

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         AVLIC is the legal holder of the assets in the Separate Account and will hold in its own custody all of the securities.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

         No Policies are currently being distributed. When distribution commences the principal underwriter will be:

              The Advisors Group, Inc. ("TAG")
              4550 Montgomery Avenue
              Bethesda, MD  20814
         Internal Revenue Service Employer Identification Number: 52-1248901

5. Furnish name and state or other sovereign power, the laws of which govern with respect to the organization of the trust.

         State of Nebraska

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

         Ameritas Variable Separate Account VL was established pursuant to a resolution of the Board of Directors of AVLIC on May 17, 2002 under Nebraska law.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

         There is no custodian or trustee and, therefore, no such indenture or agreement.

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7. Furnish in chronological order the following information with respect to each change of name of the trust since January, 1930.

         The Separate Account has never been known by any other name.

8. State the date on which the fiscal year of the trust ends.

         December 31.

Material Litigation.

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

         None.

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders.

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a) Whether the securities are of the registered or bearer type.

         The Policies which are to be issued are of the registered type insofar as all Policies are owned by the person named in a Policy as the Policy Owner (the "Policy Owner") and the records concerning the Policy Owner are maintained by or on behalf of AVLIC.

     (b) Whether the securities are of the cumulative or distributive type.

         The Policies are of the cumulative type, providing for no direct distribution of income, dividends or capital gains. Such amounts are not separately identifiable, but are reflected in the payment of the net cash surrender value upon surrender of the Policy and in the payment of the death benefit upon the death of the insured.

     (c) The rights of security holders with respect to withdrawal or redemption.

         The Policy Owner may cancel the Policy within 10 days after the Policy Owner receives it, within 10 days after AVLIC delivers a notice of a Policy Owner's right of cancellation, or within 45 days of completing
         Part I of the application, whichever is later. To cancel, the Policy Owner should mail or deliver the policy to the selling agent or to AVLIC (at the service office). The amount of the refund will equal the gross premiums paid, adjusted by investment gains and losses.

         The Policy Owner may surrender the Policy for value at any time during the lifetime of the insured and prior to the maturity date. The amount available for surrender is the net cash surrender value at the end of the valuation period during which the surrender request is received at AVLIC' service office. A Policy Owner may elect to have the amount paid in a lump sum or under a payment option. These options are stated below at Item 10.(i)(7).

         The amount of a partial withdrawal may not exceed the net cash surrender value on the date the request is received and may not be less than $500. The net cash surrender value after a partial withdrawal must be at least $1,000 or an amount sufficient to maintain the policy in force for the

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         remainder of the Policy year. The death benefit of the Policy will be reduced by the amount of any partial withdrawal and may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection under the Policy. Payments of amounts are made within 7 days after AVLIC receives written request.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

         The Policies provide no conversion rights, although the "Other Insured Rider" available with the Allocator Policy, which provides for level renewable term insurance on the life of any family member, may be converted to a new Policy on the family member within 31 days after the Insured's death. Generally, the new Policy must meet the minimum Face Amount requirement, but AVLIC, in its sole discretion, may waive this provision. Additional evidence of insurability will not be required for this conversion. (See Section II, Item 10 (i) (8), below.)

         Accumulation value may be transferred among the Subaccounts of the Separate Account and to the Fixed Account as often as desired. However, transfers out of the Fixed Account may only be made once each Policy year, and we may limit such transfers to the 30-day period following the Policy anniversary date, as noted below. The transfers may be ordered in person, by mail, by telephone, or, when available, through our website. The total amount transferred each time must be at least $250 ($100 for Allocator), or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first 15 transfers per Policy year will be permitted free of charge. After that, a transfer charge of $10 may be imposed each additional time amounts are transferred. This amount will be deducted pro rata from each Subaccount (and if applicable, the Fixed Account) in which the Policy Owner is invested. Additional restrictions on transfers may be imposed at the fund level. Specifically, Fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a Fund manager refuses a transfer for any reason, the transfer will not be allowed. AVLIC will not be able to process the transfer if the Fund manager refuses. Transfers resulting from Policy loans will not be subject to a transfer charge and will not be counted towards the 15 free transfers per Policy year. AVLIC may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

         The Policy Owner may obtain Policy loans, as described in Item 21.

         The Policy Owner may make surrenders and partial withdrawals, as described in Item 10(c).

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

         The failure to make a planned periodic premium payment will not automatically cause the Policy to lapse. Lapse will occur when the net cash surrender value is insufficient to cover the monthly deduction and a grace period expires without sufficient payment unless the guaranteed death benefit provision is in effect. The Policy allows for a grace period. The grace period is 61 days from the date AVLIC mails a notice that the grace period has begun. Failure to pay the required amount within the grace period will result in lapse of the Policy. If the Insured dies during the grace period, any overdue monthly deductions and outstanding Policy debt will be deducted from the proceeds.

         If the Policy debt exceeds the accumulation value less any accrued expenses and any surrender charge, the Policy Owner must pay the excess. AVLIC will send a notice of the amount that must be paid. The notice will specify the premium required to keep the Policy in force. The required premium will equal the greater of (1) the amount necessary to cover the monthly deductions and percent of premium charges for the three Policy months after commencement of the grace period, or (2) the amount necessary to raise the net cash surrender value above zero on the date of

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         reinstatement. If the Policy Owner does not make the required payment within 61 days after AVLIC sends the notice, the Policy will terminate without value.

         A lapsed Policy may be reinstated any time within three years from the beginning of the grace period, but before the maturity date. Reinstatement will be effected based on the Insured's underwriting classification at the time of the reinstatement. Reinstatement is subject to the following:
          1. Evidence of insurability of the Insured satisfactory to AVLIC (including evidence of insurability of any person covered by a rider to reinstate the rider);
          2. Payment of a premium sufficient to pay monthly and other Policy deductions for three months following reinstatement and to pay premium charges on the premiums paid:
          3. Any outstanding Policy debt will be reinstated with interest due and accrued;
          4. The Policy cannot be reinstated if it has been surrendered for its full net cash surrender value;
          5. If the reinstatement occurs during the first three years (five years for Allocator), the Policy Owner may pay premiums in the amount necessary to meet the cumulative monthly requirements of the guaranteed death benefit provision as of the date of reinstatement.

         The effective date of reinstatement will be the first monthly activity date on or next following the date of approval by AVLIC of the application for reinstatement. The amount of accumulation value on the date of reinstatement will be equal to the amount of the net cash surrender value on the date of lapse, increased by the premium paid at reinstatement, less the premium charges and the amounts stated above, plus that part of the surrender charge that would apply if the Policy were surrendered on the date of reinstatement.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holder given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

         AVLIC is the legal holder of the shares held in the Subaccounts of the Separate Account and as such has the right to vote the shares, to elect Directors of the Funds, to vote on matters that are required by the 1940 Act, and upon any other matter that may be voted upon at a shareholder meeting. To the extent required by law, AVLIC will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the Funds in accordance with instructions received from Policy Owners based on the number of shares held as of the record date declared by the Fund's Board of Directors.

         The number of Fund shares in a Subaccount for which instructions may be given by a Policy Owner is determined by dividing the Policy's accumulation value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policy Owners are received and Fund shares held in each Subaccount which do not support Policy Owner interests will be voted by AVLIC in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, AVLIC may elect to vote shares of the Fund in its own right.

         Disregard of Voting Instructions. AVLIC may, if required by state insurance officials, disregard voting instruction if those instructions would require shares to be voted to cause a change in the sub-classification of investment objectives or policies of one or more of the Fund's Portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, AVLIC itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if AVLIC reasonably disapproves those changes in accordance with applicable federal

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         regulations. If AVLIC does disregard voting instruction, it will advise Policy Owners of that action and its reasons for the action in the next annual report or proxy statement to Policy Owners.

     (g) Whether security holders must be given notice of any change in:

         (1)  the composition of the assets of the trust.

              The Policy Owner will be notified of any material change in the investment policy of any portfolio in which the Policy Owner has an interest.

         (2)  the terms and conditions of the securities issued by the trust.

              No change in the terms and conditions of the Policies that will affect any rights of the Policy Owners will be made without notice.

         (3)  the provisions of any indenture or agreement of the trust.

              No change in the resolution establishing the Separate Account or in any agreement relating to the manner in which it is operated will be made without notice to Policy Owners is such change would adversely affect any right or benefit to which they are entitled.

         (4)  the identity of the depositor, trustee or custodian.

              Notice will be made if there is a change in the identity of the depositor. The depositor is also the Custodian. The Separate Account has no trustee.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

         (1)  the composition of the assets of the trust.

              Except as appropriate to comply with federal or state law or regulation, consent of Policy Owners is not required. However, to change such securities, approval of the Securities and Exchange Commission is required by Section 26(b) of the 1940 Act.

         (2)  the terms and conditions of the securities issued by the trust.

              Except as required to comply with federal or state law or regulation, no change in the terms and conditions of a Policy can be made without consent of the Policy Owner.

         (3)  the provisions of any indenture or agreement of the trust.

              No consent is required.

         (4)  the identity of the depositor, trustee or custodian.

              No consent is required.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivision (a) to (g) or by any other item in this form.

         (1)  Premiums

              No insurance will take effect before the initial premium payment is received by AVLIC in federal funds. The initial premium payment must be at least 1/12 of the first year guaranteed death benefit premium times the number of months between the Policy date and the issue date, plus one. Subsequent premiums are payable at AVLIC's service office. A Policy Owner

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              has flexibility in determining the frequency and amount of premiums. However, unless the Policy Owner has paid sufficient premiums to pay the monthly deduction and percent of premium charges, the Policy may have a zero net cash surrender value and lapse.

              Net Policy funding, if adequate, may satisfy guaranteed death benefit premium requirements.

              At the time the Policy is issued the Policy Owner may determine a planned periodic premium schedule that provides for the payment of level premiums at selected intervals. The planned periodic premium schedule may include the guaranteed death benefit premium. The Policy Owner is not required to pay premiums according to this schedule, and has considerable flexibility to alter the amount and frequency of premiums paid. AVLIC reserves the right to limit the amount of premium payments as described below:

                    a.   The premium payment must be at least $10.00.

                    b. Any premium that would immediately result in the death benefit becoming equal to a percentage of the accumulation value.

                    c. Any premium that would prevent the coverage under this Policy from continuing to qualify as life insurance under the Internal Revenue Code of 1954.
              If any premium is excess of the limits described in b and c above is accepted, AVLIC will return it to the Policy Owner within 60 days after the end of the Policy year in which it receives the excess.

              Policy Owners can also change the frequency and amount of planned periodic premiums by sending a written request to the service office, although AVLIC reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually, or quarterly, depending upon the frequency of the planned periodic premiums. Payment of the planned periodic premiums does not guarantee that the Policy remains in force unless the guaranteed death benefit provision is in effect. Instead, the duration of he Policy depends upon the Policy's net cash surrender value. Unless the guaranteed death benefit provision is in effect, even if planned periodic premiums are paid by the Policy Owner, the Policy will lapse any time the net cash surrender value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment.

         (2)  Death Benefit

              The minimum initial specified amount for the different Policies offered under the Separate Account varies from $25,000 to $100,000. As long as the Policy remains in force, AVLIC will, upon due proof of the Insured's death, pay the death benefit proceeds of a Policy in accordance with the death benefit option in effect at the time of the Insured's death. The amount of the death benefit payable will be determined at the end of the valuation period during which the Insured's death occurred. The death benefit proceeds may be paid in a lump sum or under one of the payment options set forth in the Policy. Death benefit proceeds will be paid to the surviving beneficiary or beneficiaries specified in the application or as subsequently changed. If no beneficiary is chosen, the proceeds will be paid to the Policy Owner's estate.

              The Policies provide two death benefit options, Option A and Option B, and the Policy Owner selects one of the options in the application. The death benefit under either option will never be less than the current specified amount of the Policy as long as the Policy remains in force.

              Under Option A, the death benefit is the current specified amount of the Policy, or if greater, the applicable percentage of accumulation value on the date of death. The applicable percentage is 250% for Insureds with an attained age over 40 or younger on the Policy anniversary prior to the date of death. For Insureds with an attained age over 40 on that Policy anniversary, the percentage declines as shown in the Applicable Percentage Table in the Policy. Accordingly, under Option A the death benefit will remain level at the specified amount unless the applicable percentage of accumulation value exceeds the current specified amount, in which case the amount of the death benefit will vary as the accumulation

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              value varies. Policy Owners who prefer to have favorable
              investment performance, if any, reflected in higher accumulation value, rather than increased insurance coverage, generally should select Option A. Under Option B, the death benefit is equal to the current specified amount plus the accumulation value of the Policy or, if greater, the applicable percentage of the accumulation value on the date of death. The applicable percentage is the same as under Option A: 250% for Insureds with an attained age 40 or younger on the Policy anniversary prior to the date of death, and for Insureds with an attained age over 40 on that Policy anniversary the percentage declines as shown in the Applicable Percentage Table in the Policy. Accordingly, under Option B the amount of the death benefit will always vary as the value varies (but will never by less than the specified amount). Policy Owners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher accumulation values, generally should select Option B.

              The death benefit option may be changed once per year after the first Policy year by sending AVLIC a written request. The effective date of such a change will be the monthly activity date on or following the date the change is approved by AVLIC. A change may have federal tax consequences.

              If the death benefit option is changed from Option A to Option B, the death benefit after the change will equal the specified amount before the change plus the accumulation value on the effective date of the change and will require evidence of insurability before the change is made. If the death benefit option is changed from Option B to Option A, the specified amount under Option A after the change will equal the death benefit under Option B on the effective date of change.

              No charges will be imposed upon a change in death benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's accumulation value. However, a change in the death benefit option may affect the monthly cost of insurance charge since this charge varies with the net amount of risk, which is the amount by which the death benefit that would be payable on a monthly activity date exceeds the accumulation value on that date. Changing from Option B to Option A will generally decrease, in the future, net amount at risk, therefore the cost of insurance charges. Changing from Option A to Option B will increase the net amount at risk. Such a change will result in an immediate increase in the cost of insurance charges because of the increased coverage.

              Subject to certain limitation, after the first Policy year, a Policy Owner may increase or decrease the specified amount of a Policy. A change in specified amount may affect the cost of insurance rate and the net amount at risk, both of which may affect a Policy Owner's cost of insurance charge and have federal tax consequences.

              Any increase or decrease in the specified amount will become effective on the monthly activity date on or next following the date a written request is approved by AVLIC. After the first Policy year, the specified amount of a Policy may be changed only once per year and AVLIC may limit the size of a change in a Policy year.

              For an increase in the specified amount, a written supplemental application must be submitted. AVLIC may also require additional evidence of insurability. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to effect the requested increase. The minimum amount of any increase is $25,000 and an increase cannot be made if the Insured's attained age is over 80. An increase in the specified amount will result in certain increased charges, which will be deducted from the accumulation value of the Policy on each monthly activity date. An increase in the specified amount during the time the guaranteed death benefit provision is in effect will increase the premium requirements for that provision.


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         (3)  Benefits at Maturity

              If the Insured is living, AVLIC will pay the accumulation value of the Policy, less outstanding policy debt, on the maturity date to the Policy Owner. An Allocator Policy will mature on the Policy anniversary following the Insured's 95th birthday. Executive Select and Regent Policies do not have maturity dates.

         (4)  Accumulation Value

              The Policy's accumulation value in the Separate Account and/or the Fixed Account will reflect the investment performance of the chosen Subaccounts of the Separate Account or the Fixed Account, the net premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. A Policy Owner may at any time surrender the Policy and receive the Policy's net cash surrender value. There is no guaranteed minimum accumulation value.

              Accumulation value is determined on each valuation date. On the Policy issue date, the accumulation value in a Subaccount will equal the portion of any net premium allocated to the Subaccount, reduced by the portion of the first monthly deductions allocated to that Subaccount. Thereafter, on each valuation date, the accumulation value of a Policy will equal:

                    a. The aggregate of the values attributable to the Policy in each of the Subaccounts on the valuation date, determined for each Subaccount by multiplying the Subaccount's unit value by the number of Subaccount units allocated to the Policy; plus
                    b.   The value of the Fixed Account; plus
                    c. Any accumulation value impaired by Policy debt held in the general account; plus
                    d.   Any net premiums received on that valuation date; less
                    e. Any partial withdrawal, and its charge, made on that valuation date;
                    f. Any monthly deduction to be made on that valuation date; less
                    g. Any federal or state income taxes charged against the accumulation value.

              In computing the Policy's accumulation value, the number of Subaccount units allocated to the Policy is determined after any transfers among Subaccounts, or the Fixed Account, (and deduction of transfer charges) but before any other Policy transactions, such as receipt of net premiums and partial withdrawals, on the valuation date. Because the accumulation value is dependent upon a number of variables, including the investment performance of the chosen Subaccounts, the frequency and amount of premium payments, transfers, partial withdrawals, loans, and charges assessed in connection with the Policy, a Policy's accumulation value cannot be predetermined.

              The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount shall be calculated by (i) multiplying the per share net asset value of the corresponding Fund portfolio on the valuation date times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus (ii) a charge not exceeding an annual rate of 0.95% for mortality and expense risk; minus (iii) a charge not exceeding an annual rate of 0.15% for administrative service expenses; and (iv) dividing the result by the total number of units held in the Subaccount on the valuation date, before the purchase or redemption of any units on that date. (See Section II, Item 13, (e) (3) for expenses applicable to each type of Policy.)

         (5)  Payment of Policy Benefits

              Death benefit proceeds under the Policy will usually be paid within seven days after AVLIC receives satisfactory proof of death. Maturity benefits will usually be paid within seven days of receipt of a written request. Payments may be postponed in certain circumstances. The Policy Owner may decide the form in which the benefits will be paid. During the Insured's lifetime, the Policy Owner may arrange for the death benefit proceeds to be paid in a lump sum or under one or more of the optional methods of payment described at (7) below.

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              Changes must be in writing and will revoke all prior elections.
              These choices are also available if the Policy is surrendered or matures. If no election is made, AVLIC will pay the benefits in a lump sum. When death benefits are payable in a lump sum and no election for an optional method of payment is in force at the death of the insured, the beneficiary may select one or more of the optional methods of payment.

              Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

              Payment of any amount upon complete surrender, partial withdrawals, Policy loans, benefits payable at death or maturity, and transfers may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("Commission"); (ii) the Commission by order permits postponement for the protection of Policy Owners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or (iv) surrenders, loans, or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request.

              Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policy Owner's bank.

         (6)  Loan Provisions

              SEE Item 21.

         (7)  Payment Options

              The minimum amount of each payment is $100. If a payment would be less than $100, AVLIC has the right to make payments less often so that the amount of each payment is at least $100. Once a payment option is in effect, the proceeds will be transferred to AVLIC's general account. AVLIC may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:

              Interest Payment Option - AVLIC will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by AVLIC.

              Fixed Amount Payable Option - Each payment will be for an agreed fixed amount. Payments continue until the amount AVLIC holds runs out.

              Fixed Period Payment Option - Equal payment will be made for any period selected up to 20 years.

              Lifetime Payment Option - Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.

              Joint Lifetime Payment Option - Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.

              As an alternative to the above payment options, the proceeds may be paid in any other manner approved by AVLIC.

         (8)  Additional Insurance Benefits (Riders).

         Subject to certain requirements, one or more of the following additional insurance benefits may be added to the Policy by rider. All riders are not available in all states or for all products. The cost, if any, of additional insurance benefits will be deducted as part of the monthly deduction.

              Accelerated Benefit Rider for Terminal Illness (Accelerated Death Benefit Rider or Living Benefit Rider). Subject to certain terms and conditions, and when available in a state, a reduced Death Benefit will be paid in advance to the Owner of the Policy if the Insured suffers from a terminal illness or injury. This rider is subject to AVLIC's underwriting requirements. If certain requirements are satisfied, however, accelerated Death Benefit Proceeds paid under the Accelerated Death Benefit Rider to a terminally or chronically ill insured individual, as defined in the Code, may not be subject to tax. A qualified tax advisor should be consulted before adding such a rider to a Policy.

              Accidental Death Benefit Rider.
              This rider provides additional insurance if the Insured's death results from accidental death, as defined in the rider. Under the terms of the rider, the additional benefits provided in the Policy will be paid upon receipt of proof by AVLIC that death resulted directly and independently of all other causes from accidental bodily injuries incurred before the rider terminates and within 91 days after such injuries were incurred.

              Children's Insurance Rider.
              Provides for term insurance on the Insured's children, as defined in the rider. Under the terms of the rider, the death benefit will be payable to the named beneficiary upon the death of any insured child. Upon receipt of proof of the Insured's death before the rider terminates, the rider will be considered paid up for the term of the rider.

              Estate Protection Rider.
              This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both Insureds during the first four Policy Years. (Regent Policies only.)

              First-To-Die Term Rider.
              This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of either of the two Insureds. (Regent Policies only.)

              Guaranteed Insurability Rider.
              Provides that the Policy Owner can purchase additional insurance for the Insured by increasing the specified amount of the Policy at certain future dates without evidence of insurability.

              Other Insured Rider.
              Provides for level renewable term insurance on the life of any family member. Under the terms of this rider, AVLIC will pay the face amount of the rider to the Beneficiary upon receipt of proof of the other Insured's death. Subject to certain restrictions, the face amount of the rider may be increased or decreased. This rider may also be converted to a new Policy on the family member within 31 days after the Insured's death. Generally, the new Policy must meet the minimum Face Amount requirement, but AVLIC, in its sole discretion, may waive this provision. Additional evidence of insurability will not be required for conversion. (Allocator Policies only.)

              Policy Split Option.
              This rider allows the Policy to be split into two individual policies, subject to evidence of insurability on both Insureds. (Regent Policies only.)

              Second-To-Die Term Rider.
              This rider provides a specified amount of insurance to the Beneficiary upon receipt of

              Satisfactory Proof of Death of both Insureds. (Regent Policies only.)

              Term Rider For Covered Insured.
              This rider provides a specified amount of insurance to the beneficiary upon receipt of satisfactory proof of death of any covered Insured, as identified in the rider.

              Total Disability Rider.
              This rider provides for the payment by AVLIC of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policy Owner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value.

              Waiver of Monthly Deductions on Disability Rider.
              This Rider provides that during periods of the insured's total disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived.

Information Concerning the Securities Underlying the Trust's Securities.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

         There are currently 25 Subaccounts within the Separate Account available to Policy Owners for new allocations. Each Subaccount of the Separate Account will invest only in the shares of a corresponding portfolio of one of the following mutual Funds (collectively, the "Funds"): The Alger American Fund ("Alger"); Calvert Variable Series, Inc. ("Calvert Portfolios"); Variable Insurance Products Fund ("Fidelity Portfolios"); Franklin Templeton Variable Insurance Products Trust ("Templeton"); Neuberger Berman Advisers Management Trust ("Neuberger Berman"); Oppenheimer Variable Account Funds ("OppenheimerFunds"); Deutsche Asset Management VIT Funds ("Scudder"); and Van Eck Worldwide Insurance Trust ("Van Eck"). Each fund is registered with the SEC under the 1940 Act as an open-end diversified management investment company. The assets of each portfolio of the Funds are held separately from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)  Names of Fund companies.

              The names of the Fund companies are Calvert Variable Series, Inc., Ameritas Portfolios; Calvert Variable Series Inc.; Variable Insurance Products Fund; Variable Insurance Products Fund II; The Alger American Fund; MFS(R)Variable Insurance Trust; The Universal Institutional Funds, Inc.

         (b)  Name and principal business address of depositor.

              The name and address of the depositor for each security investment option, where applicable, may be found in the prospectus for each investment option.

         (c)  Name and principal business address of trustee or custodian.

              The name and address of the trustee or custodian for each security investment option, where applicable, may be found in the prospectus for each investment option.

         (d)  Name and principal business address of principal underwriter.

              The names of the principal underwriters are Fred Alger Management, Inc.; Calvert Asset Management Company, Inc.; Fidelity Management & Research Company; Neuberger Berman Management Inc.; OppenheimerFunds, Inc.; Deutsche Asset Management, Inc.; Templeton Investment Counsel, LLC; and Van Eck Associates. The business addresses of the underwriters may be found in the prospectus for each investment option.

         (e) The period during which the securities of such company have been the underlying securities.

              Not applicable

Information Concerning Loads, Fees, Charges and Expenses.

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

              (A) the nature of such load, fee, expense or charge;
              (B) the amount thereof;
              (C) the name of the person to whom such amounts are paid and his relationship to the trust;
              (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

         (1)  Principal Payments

              Depending upon the Policy, a deduction of up to 5.0% (currently 3.0%) of the premium will be made from each premium payment to pay any state premium taxes and the expense of deferring the tax deduction of Policy acquisition costs. The deduction represents an amount AVLIC considers necessary to pay all premium taxes imposed by the states and their subdivisions and to defray the cost of capitalizing certain policy acquisition expenses as required by Internal Revenue Code Section 848. AVLIC does not expect to derive a profit from the premium charges.

              Distribution Expenses
              The principal underwriter for the Policies is TAG, a wholly owned subsidiary of AMAL Corporation, a holding company in which Ameritas Life Insurance Corp. is the majority owner, and an affiliate of AVLIC. TAG is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). AVLIC pays TAG for acting as the principal underwriter under an Underwriting Agreement. In 2001 TAG received gross variable universal life compensation of $0, and retained $0 in underwriting fees and $0 in brokerage commissions on AVLIC's variable universal life policies.

              The Policies are sold through registered representatives of TAG or other broker-dealers which have entered into selling agreements with AVLIC or TAG. These registered representatives are also licensed by state insurance officials to sell AVLIC's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD.

              Under these selling agreements, AVLIC pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. During the first Policy Year, the commission may equal an amount up to 95% of the first year target premium paid plus the first year cost of any riders and 2% for premiums paid in excess of the first year target premium. For Policy Years two through four, the commission may equal an amount up to 2% of premiums paid. Broker-dealers may also receive a service fee up to an annualized rate of 0.25% of the Accumulation Value beginning in the fifth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, AVLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives who meet certain production standards may receive additional compensation. AVLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of AVLIC or any of its affiliates, employees and registered representatives of any broker-dealer that has entered into a sales agreement with

              AVLIC or TAG and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

         (2)  Underlying Securities

              In addition to the charges against the Separate Account described just above, management fees and expenses will be assessed by the fund managers against the amounts invested in the various portfolios. These fees are described in the prospectus for each portfolio investment option. No portfolio fees will be assessed against amounts placed in the Fixed Account.

         (3)  Distributions

              Surrender charges will be assessed on the specified amount of the Policy or partial withdrawals of accumulation value of Allocator Policies (maximum surrender charge factor of 30% in Policy Years 1-7, decreasing to 0% in Years 10+) and on Regent Policies (maximum surrender charge factor of 100% in Policy Years 1-5, decreasing to 0% in Years 15+). AVLIC will also assess surrender charges due to increases in the specified amount, using the same factors. No charge will be assessed for surrenders of Executive Select Policies.

              The sales charges applied in any Policy year are not necessarily related to actual distribution expenses incurred in that year. Instead, AVLIC expects to incur the majority of distribution expenses in the early Policy years and to recover amounts to pay such expenses over the life of the Policy. To the extent that sales and distribution expenses exceed sales charges in any year, AVLIC will pay such expenses from its other assets or surplus in its general account, including amounts from mortality and expense risk charges and other charges made under the Policy. AVLIC believes that this distribution financing arrangement will benefit the Separate Account and the Policy Owners.

         (4)  Cumulated or Reinvested Distributions or Income

              The Separate Account does not make distributions to Policy Owners. All income and other distributions earned by the Separate Account are reinvested, without charge, at net asset value in shares of the Portfolio making distributions.

         (5)  Redeemed or Liquidated Assets

              A charge of 8% of the amount withdrawn (maximum charge $25) may be deducted for each partial withdrawal from an Allocator Policy. The maximum charge for partial withdrawals from a Regent or Executive Select Policy is the lesser of $50 (currently $25) or 2% of the amount withdrawn. The charge will be deducted from the amount paid as a result of the withdrawal and will compensate AVLIC for the administrative costs of partial withdrawals and in making necessary calculations for any reductions in specified amount which may be required by reason of the partial withdrawal. A partial withdrawal charge is not assessed when a Policy is surrendered.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

         See Item 13(a) for a description of the deductions for sales load and other deductions from payments. All other deductions are made from the accumulation value of a Policy from amounts held in the Separate Account.

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflects scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

         There is no premium load to cover sales and distribution expenses. The amount of premium charge as a percentage of premiums paid is discussed in Item 13 (a).

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transaction to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

         AVLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of AVLIC or any of its affiliates, employees and registered representatives of any broker dealer that has entered into a sales agreement with AVLIC or TAG and the spouses or children of the above persons due to savings in administrating the Policies. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

         (1) Monthly Deduction. Charges will be deducted as of the Policy date and on each monthly activity date thereafter from the accumulation value of the Policy to compensate AVLIC for administrative expenses and insurance provided. These charges will be allocated among the Subaccounts, and the Fixed Account on a pro rata basis. The monthly deduction covers: (a) a maintenance charge plus (b) the cost of insurance for the current Policy month, including the cost for any riders. The monthly deduction will be deducted as of the Policy date and on each monthly activity date thereafter. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month. The maintenance charge compensates AVLIC for the ordinary administrative expenses expected to be incurred in connection with a Policy. The maintenance charge is levied throughout the life of the Policy, and is guaranteed not to increase above the levels stated in the respective Policies. AVLIC does not expect to make any profit from the monthly maintenance charge.

              Monthly Deductions for the Policies are as follows:
--------------------------------------------------------------------------------
         Allocator:
--------------------------------------------------------------------------------
         Monthly Charge for Cost of Insurance and cost of any riders. The charge varies by the face amount of the Policy, the Policy duration and the Issue Age, gender, smoker distinction and risk class of the Insured. (See the Policy Schedule for rates.)

         Monthly per Policy charge for administrative expenses:
                          Policy Year                Monthly Charge
                               1                       $27.00
                               2+                      $ 8.00
--------------------------------------------------------------------------------
         Executive Select:
--------------------------------------------------------------------------------
         Monthly Charge for Cost of Insurance and cost of any riders. The charge varies by the Policy duration and the Issue Age, gender, and risk class of the Insured. (See the Policy Schedule for rates.)

         Monthly per Policy charge for administrative expenses:
                                               Current               Maximum
                  Policy Year             Monthly Charge          Monthly Charge
                     1                         $15.00                 $15.00
                     2+                        $ 7.00                 $12.00
         Monthly per $1000 charge for administrative expenses:

              The first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount (maximum monthly charge $1.97 per $1000). In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase (maximum monthly charge $1.97 per $1000). The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. (See the Policy Schedule for rates.)

--------------------------------------------------------------------------------
         Regent:
--------------------------------------------------------------------------------
         Monthly charge for Cost of Insurance and cost of any riders. The charge varies by the Policy duration and the Issue Age, gender, and risk class of the Insured. (See the Policy Schedule for rates.)

         Monthly charge for administrative expenses of the Policy (maximum charge $16.00/month plus a charge per month per $1000 of Specified Amount that varies by the younger Insured's Issue Age).

                                        Current Monthly Charge          Plus    Current Monthly Charge
                                        For Specified Amounts:                  By Issue Age (/1000/month):
                                Up to        $1,000,000 up   $5,000,000
         Policy Year:         $1,000,000    to $5,000,000     or more           20 - 44        45 - 64        65 +
         ------------         ----------    -------------    ----------         -------        -------        ----
         1 - 5                 $16.00          $8.00           $0.00             $.10           $.08          $.05
         6 +                   $ 8.00          $4.00           $0.00             $.00           $.00          $.00
         Maximum
         Monthly Charge:       $16.00         $16.00          $16.00    Plus     $.10           $.08          $.05
--------------------------------------------------------------------------------------------------------------------

              Cost of Insurance. Because the cost of issuance depends upon several variables, the cost for each policy month can vary from month to month. AVLIC will determine the monthly cost of insurance charges by multiplying the applicable cost of insurance rate by the net amount at risk for each policy month. The net amount at risk on any monthly activity date is the amount by which the death benefit which would have been payable on that monthly activity date exceeds the accumulation value on that date.

              Cost of Insurance Rate. The annual cost of insurance rate is based on the Insured's sex, attained age, policy duration and risk class. The rate will vary if the Insured is a smoker or non-smoker or is considered a substandard risk classification and rated with a tabular extra rating. For the initial specified amount, the cost of insurance rate will not exceed that shown in the Table of Policy.

              Charges shown in the schedule pages of the Policy. These guaranteed rates are based on the Insured's age nearest birthday and the 1980 Commissioners Standard Ordinary Tables, based on AVLIC' own mortality experience. Any change in the cost of insurance rates will apply to all persons of the same age, sex specified amount and risk class and whose policies have been in effect for the same length of time.

              If the underwriting class for any increase in the Specified Amount or for any increase in death benefit resulting from a change in death benefit option A to B is not the same as the underwriting class at issue, the cost of insurance rate for the increase will reflect the underwriting class which would apply for such increase. Decreases will also be reflected in the cost of insurance rate as discussed earlier.

              The actual charges made during the Policy year will be shown in the annual report delivered to the Policy Owners.

              Rating Class. The rating class of an Insured will affect the cost of insurance rate. AVLIC currently places Insured into both standard rate classes and substandard classes that involve a higher mortality risk. In an otherwise identical policy an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks. If a Policy is rated at issue with a tabular extra rating, the guaranteed rate is a multiple of the guaranteed rate for a standard issue. This multiple factor is shown in the Schedule of Benefits in the Policy and may be from 1.18 to 4 times the guaranteed rate for a standard issue.

              If appropriate, Insureds may also be assigned a flat extra rating charge to reflect higher mortality risks. The flat extra rating will be added to the cost of insurance rate and thus will be deducted as part of the monthly deduction on each monthly activity date.

         (2) Transfer Charge. A transfer charge of $10.00 (guaranteed not to increase) may be imposed for each additional transfer among the Subaccounts after fifteen per Policy year to compensate AVLIC for the costs of effecting the transfer. Since the charge reimburses

              AVLIC for the cost of effecting the transfer only, AVLIC does not expect to make any profit from the transfer charge. This charge will be deducted from the amount transferred. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of exchange rights.

         (3) Mortality and Expense Risk Charge. A daily charge will be deducted from the value of the net assets of the Separate Account to compensate AVLIC for mortality and expense risks assumed in connection with the Policy. This daily charge from the Separate Account is currently at the rates shown below for the respective Policies. The daily charge will be deducted from the net asset value of the Separate Account, and therefore the Subaccounts, on each valuation date. Where the previous day or days was not a valuation date, the deduction on the valuation date will be the applicable rate multiplied by the number of days since the last valuation date. No mortality and expense charges will be deducted from the amount in the Fixed Account. AVLIC believes that these levels of charges are within the range of industry practice for comparable flexible premium variable universal life policies. The mortality risk assumed by AVLIC is that Insureds may live for a shorter time than assumed, and that an aggregate amount of death benefits greater than that assumed accordingly will be paid. The expense risk assumed is that expenses incurred in issuing and administering the policies will exceed the administrative charges provided in the policies.

         Allocator:
--------------------------------------------------------------------------------
     Daily charge from the Sub-accounts (not deducted from the Fixed Account):
                 Mortality and Expense Risk Charge:
                      Policy Year     Annual Charge
                      -----------     -------------
                         1-15         0.90%
                         16-23        0.85% to 0.50% (reduced by 0.05% annually)
                         24+          0.45%
--------------------------------------------------------------------------------
        Executive Select:
--------------------------------------------------------------------------------

        Daily charge from the Subaccounts (not deducted from the Fixed Account):
                                              Current Annual Charge             Maximum Annual Charge
                                                   Policy Years                      Policy Years
                                               1-15             16+              1-15           16+
---------------------------------------------------             ---              ----           ---
        Mortality and Expense Risk Charge     0.75%            0.30%             0.95%          0.50%
        Asset-Based Administrative
        Expense Charge                        0.15%            0.15%             0.15%          0.15%
                                              -----            -----             -----          -----
        Combined annual rate of
        Subaccount daily charges              0.90%            0.45%             1.10%          0.65%
                                              =====            =====             =====          =====
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        Regent:
--------------------------------------------------------------------------------------------------------------------
        Daily charge from the Subaccounts (not deducted from the Fixed Account):
                                                           Policy Years 1-15    Policy Years 16+

         Mortality and Expense Risk Charge                       0.75%                0.30%
         Asset-Based Administrative Expense Charge               0.15%                0.15%
                                                                 -----                -----
         Combined annual rate of Subaccount daily charges        0.90%                0.45%
                                                                 =====                =====
--------------------------------------------------------------------------------------------------------------------

         (4) Taxes. AVLIC does not currently expect to incur any federal income tax liability attributable to the Separate Account with respect to the sale of the Policies. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. If, however, AVLIC determines that it may incur such taxes attributable to the Separate Account, it may assess a charge for such taxes against the Separate Account.

              AVLIC may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums currently is made). At present, they are not charges against the Separate Account. If there is a material change in state or local tax laws, charges for such taxes attributable to the Separate Account, if any may be assessed against the Separate Account.

     (f) State whether the depositor, principal underwriter, custodian or trustee or any affiliated person of the foregoing may have received profits or other benefits included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interest in underlying securities, and describe fully the nature and extent of such profits or benefits.

         Neither AVLIC nor TAG, the principal underwriter of the Separate Account, nor any affiliated person of the foregoing, may receive any profit or any other benefit from premium payments under the Policy or the investments held in the Separate Account not included in answer to
         Item 13(a) or (e) through the sale or purchase of the Policy or shares of the Fund, except that (1) AVLIC may receive a profit to the extent that the cost of insurance built into the Policy exceeds the actual cost of insurance needed to pay benefits, (2) favorable mortality or expense experience may cause the insurance provided under the Policy to be profitable to AVLIC, (3) AVLIC will compensate certain others, including the AVLIC agents, for services rendered in connection with the distribution of the Policy, as described in Item 38, but such payments will be made from the AVLIC General Account.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

         Not applicable.

Information Concerning the Operations of the Trust.

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Individuals wishing to purchase a Policy must complete an application and submit it to AVLIC's Service Office (5900 "O" Street, Lincoln, Nebraska, 68510). An Allocator Policy will generally be issued only to individuals 0-80 years of age on their nearest birthday who supply satisfactory evidence of insurability to AVLIC. A Regent Policy will generally be issued only to individuals age 20-90, and one of the insureds must be no older than 85. An Executive Select Policy is available to individuals ages 18-65 if guaranteed or simplified underwriting is used and ages 18-85 with regular underwriting. Acceptance is subject to AVLIC's underwriting rules, and AVLIC reserves the right to reject an application for any reason.

         The Policy date is the effective date for all coverage in the original application. The Policy date is used to determine Policy anniversary dates, Policy years and Policy months. The issue date is the date that all financial, contractual and administrative requirements have been met and processed for the Policy. The Policy date and the issue date will be the same unless: (1) an earlier Policy date is specifically requested, or (2) additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy date will be the date the Policy is sent for delivery and the issue date will be the date the requirements are met.

         When all required premiums and application amendments have been received by AVLIC in its service office, the issue date will be the date the Policy is mailed to you or sent to the agent for delivery to you. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt and federal funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve
         Bank) are received and available to AVLIC, and the application amendments are received and reviewed in AVLIC's Home Office. On the Issue Date, the initial premium payment will be allocated to the Money Market Subaccount for 13 days. After the expiration of the 13-day period, the accumulation value will be reallocated to the Investment Options you select.

         Subject to approval, a Policy may be backdated, but the Policy date may not be more than six months prior to the date of the application. Backdating can be advantageous if the Insured's lower issue age results in lower cost of insurance rates. If a Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly deductions will be made for the period the Policy date is backdated.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and the state the substance of the provisions of any indenture or agreement pertaining thereto.

         No insurance will take effect before the initial premium payment is received by AVLIC in federal funds. The initial premium payment must be at least 1/12 of the first year guaranteed death benefit premium times the number of months between the Policy date and the issue date, plus one. Subsequent premiums are payable at AVLIC's service office. A Policy Owner has flexibility in determining the frequency and amount of premiums. However, unless the Policy Owner paid sufficient premiums to pay the monthly deduction and percent of premium charges, the Policy may have a zero net cash surrender value and lapse. Net Policy funding, if adequate, may satisfy guaranteed death benefit premium requirements.

         At the time the Policy is issued the Policy Owner may determine a planned periodic premium schedule that provides for the payment of level premiums at selected intervals. The planned periodic premium schedule may include the guaranteed death benefit premium. The Policy Owner is not required to pay premiums according to this schedule. The Policy Owner has considerable flexibility to alter the amount and frequency of premiums paid. AVLIC reserves the right to limit the amount of premium payments as described below:

         (1)  The premium payment must be at least $10.00.
         (2) Any premium that would immediately result in the death benefit becoming equal to a percentage of the accumulation value.
         (3) Any premium that would prevent the coverage under this Policy from continuing to qualify as life insurance under the Internal Revenue Code of 1954.

         If any premium is excess of the limits described in (2) and (3) above is accepted, AVLIC will return it to the Policy Owner within 60 days after the end of the Policy year in which it receives the excess.

         AVLIC agrees to keep the Policy in force during the first three years and provide a guaranteed death benefit so long as the cumulative monthly guaranteed death benefit premium is paid even though, in certain instances, these minimum premiums may not, after the payment of monthly insurance and administrative charges, generate positive net cash surrender values.

         At the time the Policy is issued each Policy Owner may determine a planned periodic premium schedule that provides for the payment of level premiums at selected intervals. The planned periodic premium schedule may include the guaranteed death benefit premium. The Policy Owner is not required to pay premiums in accordance with this schedule. The Policy Owner has considerable flexibility to alter the amount and frequency of premiums paid. AVLIC does reserve the right to limit the number and amount of additional or unscheduled premium payments.

         Policy Owners can also change the frequency and amount of planned periodic premiums by sending a written request to the service office, although AVLIC reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the planned periodic premiums. Payment of the planned periodic premiums does not guarantee that the Policy remains in force unless the guaranteed death benefit provision is in effect. Instead, the duration of the Policy depends upon the Policy's net cash surrender value. Unless the guaranteed death benefit provision is in effect, even if planned periodic premiums are paid by the Policy Owner, the Policy will lapse any time the net cash surrender value is insufficient to pay certain monthly charges, and a grace period expires without sufficient payment.

         In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limitations established by federal tax laws.

         If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, AVLIC will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by law. AVLIC may require additional evidence of insurability if any premium payment would result in an increase in the Policy's net amount at risk on the date the premium is received.

         Depending upon the accumulation value of the Policy at the time of an increase in the specified amount of the Policy and the amount of the increase requested by Policy Owner, an additional premium payment may be required. AVLIC will notify the Policy Owner of any premium required to fund the increase. This required premium must be made as a single payment. The accumulation value of the Policy will immediately be increased by the amount of the payment, less the applicable premium charge.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         The Separate Account will purchase and redeem shares from the Funds at net asset value. Shares will be redeemed to the extent necessary for AVLIC to collect charges, pay the surrender values, partial withdrawals, and make policy loans or to transfer assets from one Subaccount to another, or to the Fixed Account, as requested by Policy Owners. Any dividend or capital gain distribution received from a portfolio of the Funds will be invested immediately at net asset value in shares of the portfolio and retained as assets of the corresponding Subaccount.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

         The procedures with respect to withdrawals or redemptions are described in Item 10(c) above.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         AVLIC is required to process all surrender requests as described in
         Item 10(c). The Separate Account will redeem its shares upon the Policy Owner's request in accordance with the 1940 Act.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

         A Policy, once surrendered, may not be resold.

18. (a) Describe the procedure with respect to the receipt, custody, and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Any dividend or capital gain distribution received from a portfolio of the Funds will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding Subaccount.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provision of any indenture or agreement pertaining thereto.

         Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

         Net premiums placed in the Account constitute reserves for the payment of benefits under the Policy. The general assets of AVLIC are also available to satisfy AVLIC' obligations under the Policies.

         Payments allocated to the Fixed Account and transferred from the Separate Account to the Fixed Account are placed in the General Account of AVLIC, which supports insurance and annuity obligations. The General Account includes all of AVLIC assets, except those assets segregated in the separate accounts. AVLIC has the sole discretion to invest the assets of the General Account, subject to applicable law. AVLIC bears an investment risk for all amounts allocated or transferred to the Fixed Account and interest credited thereto, less any deduction for charges and expenses, whereas the Policy Owner bears the investment risk that the declared rate may fall to a lower rate after the expiration of a declared rate period. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act") nor is the General Account registered as an investment company under the Investment Company Act of 1940 (the "1940" Act). Accordingly neither the General Account nor any interest therein is generally subject to the 1933 or 1940 Act.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

         No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         AVLIC will have primary responsibility for all administration of the Policy and the Separate Account.

         The administrative services provided include preparation of the Policy, maintenance of the Policy Owners' records and all accounting, valuation, regulatory and reporting services.

         AVLIC contracts with Ameritas Life Insurance Corp. ("Ameritas Life"), having it principal place of business at 5900 "O" Street, Lincoln, Nebraska 68510, for Ameritas Life to provide AVLIC with certain administrative services for the Policies. Ameritas Life is an owner of AMAL Corporation, which owns AVLIC. Pursuant to the terms of the administrative service agreement, Ameritas Life will act as the record keeping service agent for the Policies and riders. Ameritas Life, under the direction of AVLIC, will perform administrative functions including issuance of Policies for reinstatement, term conversion, plan changes and guaranteed insurability options, generation of billing and posting of premium, computation of valuations, calculation of benefits payable, maintenance of administrative controls over all activities, correspondence, and data, and providing management reports to AVLIC.

         AVLIC will send such reports of the Separate Account as are presently required by the 1940 Act and regulations promulgated thereunder.

         AVLIC will maintain all records relating to the Separate Account and will mail to the Policy Owner, at the last known address of record, within 30 days after each Policy anniversary, an annual report which shows the current accumulation value, net cash surrender value, death benefit, premiums paid, outstanding Policy debt and other information. The Policy Owner will also be sent a quarterly report for the Funds and a list of the portfolio securities held in each portfolio of the Funds. Each person having a voting interest will receive proxy materials regarding the Funds.

         AVLIC is the legal holder of the shares held in the Subaccounts of the Separate Account and as such has the right to vote the shares; to elect Directors of the Funds, to vote on matters that are required by the 1940 Act and upon any other matter that may be voted upon at a shareholder meeting. To the extent required by law, AVLIC will vote all shares of the Funds held in the Separate Account at regular and special shareholder meetings of the Funds in accordance with instructions received from Policy Owners based on the number or shares held as of the record date declared by the Fund's Board of Directors.

         The number of Fund shares in a Subaccount for which instructions may be given by a Policy Owner is determined by dividing the Policy's accumulation value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instruction from Policy Owners are received and Fund shares held in each Subaccount which do not support Policy Owner interests will be voted by AVLIC in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, AVLIC may elect to vote shares of the Fund in its own right.

         AVLIC may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Funds' Portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, AVLIC itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if AVLIC reasonably disapproves those changes in accordance with applicable federal regulations. If AVLIC does disregard voting instructions, it will advise Policy Owners of that action and its reasons for the action in the next annual report or proxy statement to Policy Owners.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a) Amendments to such indenture or agreement.

         Not applicable.

     (b) The extension or termination of indenture or agreement.

         Not applicable.

     (c) The removal or resignation of the trustee or custodian or the failure of the trustee or custodian to perform its duties, obligations and functions.

         AVLIC acts as custodian. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

     (d) The appointment of the successor trustee and the procedure if a successor trustee is not appointed.

         Not applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

         There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

         There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

         After the first Policy anniversary, the Policy Owner may borrow up to the net cash surrender value less 12 times the most recent monthly deduction. The loans will be made at regular and as described below, reduced loan interest rates. Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while the Insured is living, prior to the maturity date. Loans may have tax consequences.

         AVLIC charges interest to Policy Owners at regular and reduced rates. For Regent and Executive Select Policies, regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular Policy loans is 5.5%. Each year after the tenth Policy anniversary date, the Policy Owner may borrow a limited amount of the net cash surrender value at a reduced interest rate. For those loans, interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is 10% of the net cash surrender value as of the most recent Policy anniversary date, plus any loan previously made at a reduced loan rate. If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policy Owner earns 3.5% interest on the accumulation values securing the loans. For Allocator Policies, regular loans will accrue interest at a rate of 6.45%, reduced rate loans will accrue interest at a rate of 4.5%, and all loans will be credited with interest of 4.5%.

         When a loan is made, accumulation value equal to the amount of the loan will be transferred from the investment options to the General Account as security for the loan. The accumulation value transferred will be allocated from the investment options according to the instructions you give when you request the loan. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various accumulation values in the investment options. In any Policy year that loan interest is not paid when due, AVLIC will add the interest due to the principal amount of the Policy loan on the next Policy anniversary. This loan interest due will be transferred from the investment options as set out above. No charge will be made for these transfers. A Policy loan will permanently affect the accumulation value and may permanently affect the amount of the death benefits, even if the loan is repaid. Policy loans will also affect net Policy funding for determining whether the guaranteed death benefit provision is met.

         Interest earned on amounts held in the General Account will be allocated to the investment options on each Policy anniversary in the same proportion that net premiums are being allocated to those investment options at the time. Upon repayment of loan amounts, the portion of the repayment allocated in accordance with the repayment of loan provision (see below) will be transferred to increase the accumulation value in that investment option.

         The outstanding Policy debt equals the total of all Policy loans and accrued interest on Policy loans. If the outstanding Policy debt exceeds the accumulation value less any surrender charge and any accrued expense charges, the Policy Owner must pay the excess. AVLIC will send a notice of the amount which must be paid. If you do not make the required payment within the 61 days after AVLIC sends the notice, the Policy will terminate without value ("lapse"). Should the Policy lapse while Policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. You may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed

         Account and receiving a guaranteed rate of return. Should you experience a substantial reduction, you may need to lower anticipated withdrawals and loans, repay loans, make additional premium payments, or take other action to avoid Policy lapse. A lapsed Policy may later be reinstated.

         Unscheduled premiums paid while a Policy loan is outstanding are treated as repayment of the debt only if the Policy Owner so requests. As a loan is repaid, the accumulation value in the General Account securing the repaid loan will be allocated among the Subaccounts and the Fixed Account in the same proportion that net premiums are being allocated at the time of repayment.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

         A Policy loan usually is funded within seven days after receipt of a written request. Payment of any amount upon Policy loans may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (ii) the Commission by order permits postponement for the protection of Policy Owners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net asset; or loans from the Fixed Account may be deferred for up to 6 months from the date of written request. In addition, payment of the Policy loans secured by accumulation value derived from payments made by check may be delayed until such time as the check has cleared the Policy Owner's bank.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal years covered by financial statements filed herewith.

         Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

         There is no such provision or agreement.

23. Describe any bonding arrangement for officers, director, partners or employees of the depositor or principal underwriter of the trust including the amount of coverage and the type of bond.

         Protection for the assets of the Separate Account is afforded by a financial institution bond issued by United States Fidelity and Guaranty Company in the amount of $10 million covering all of the officers and employees of the Ameritas Acacia Companies, including AVLIC.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

         The Policy or reinstated Policy in incontestable after it has been in force for two years from the policy date (or reinstatement effective date) during the lifetime of the Insured. An increase in the Specified Amount or addition of a rider after the policy date shall be incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the Insured. However, this two year provision shall not apply to riders with their own contestability provision.

         If the age or sex of the Insured or any person insured by rider has been misstated, the amount of the death benefit will be adjusted. The death benefit will be adjusted to the amount that would be purchased by the most recent cost of insurance deductions using the correct cost of insurance rate.

         Suicide within two years of the Policy date is not covered by the Policy unless otherwise provided by a state's insurance law. If the Insured, while sane or insane, commits suicide within two years after the Policy date, AVLIC will pay only the premiums received, less any partial withdrawals, the cost for riders and any outstanding Policy debt. If the Insured, while sane or insane, commits suicide within two years after the effective date of any increase in the specified amount, AVLIC' liability with respect to such increase will only be its total cost of insurance applied to the increase.

        III. ORGANIZATION, PERSONNEL, AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor.

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         AVLIC is a stock insurance company organized in the State of Nebraska. AVLIC was incorporated on June 22, 1983.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

         Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

         AVLIC may enter into agreements to receive fees from fund investment companies for administrative services it performs on behalf of the fund.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

         AVLIC is principally engaged in offering variable life insurance policies and variable annuities. AVLIC is licensed to do business in all states (except New York) and in the District of Columbia.

Officials and Affiliated Persons of Depositor.

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

         (i)  name and principal business address;
         (ii) nature of relationship or affiliation with depositor of the trust;
         (iii)ownership of all securities of the depositor;
         (iv) ownership of all securities of the trust;
         (v) other companies of which each of the persons named above is presently an officer, director, or partner.

         SEE answer to paragraph (b) below and Item 29.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director, or partner of the depositor.

         Directors
         ---------
         Lawrence J. Arth(1).........an officer of our Company (see below)
         William J. Atherton(1)......an officer of our Company (see below)
         Thomas C. Godlasky(2).......an officer of our Company (see below)
         Kenneth C. Louis(1).........an officer of our Company (see below)
         JoAnn M. Martin(1)..........an officer of our Company (see below)
         Gary R. McPhail(2)..........an officer of our Company (see below)

         Senior Officers
         ---------------
         Lawrence J. Arth(1)         Chairman and Chief Executive Officer.  Also holds director/officer positions with Ameritas Acacia Mutual Holding Company and several of its subsidiaries.
         William J. Atherton(1)      President & Chief Operating Officer.  Also a director of AMAL Corporation, the joint venture parent company of Ameritas Variable Life.  Previously,
                                     President of North American Security Life Insurance Company.
         Kenneth C. Louis(1)         Executive Vice President.  Also Director, President and Chief Operating
                                     Officer of Ameritas Life Insurance Corp.  Holds director/officer positions with other subsidiaries of Ameritas Acacia Mutual Holding Company.
         Gary R. McPhail(2)          Executive Vice President.  Also Director, President and Chief Operating
                                     Officer of AmerUs Life Insurance Company.  Holds director/officer positions with other subsidiaries/affiliates of AmerUs Life.  Previously, Executive
                                     Vice President of Marketing and Individual Operations of New York Life
                                     Insurance Company.
         Thomas C. Godlasky(2)       Senior Vice President and Chief Investment Officer.  Also, Executive Vice
                                     President and Chief Investment Officer of AmerUs Life Insurance Company.
                                     Holds director/officer positions with other subsidiaries/affiliates of
                                     AmerUs Life.
         Thomas N. Simpson(1)        Senior Vice President and National Sales Manager.  Previously held similar positions with Lincoln Benefit Life Insurance Company, Allstate Financial
                                     Services, and First variable Life Insurance Company.
         Raymond M. Gilbertson(1)    Vice President - Corporate Compliance. Also Vice President - Corporate Compliance
                                     of Ameritas Life Insurance Corp. and its insurer subsidiaries.
         JoAnn M. Martin(1)          Vice President and Chief Financial Officer.  Also Senior Vice President and
                                     Chief Financial Officer of Ameritas Life Insurance Corp.  Holds
                                     director/officer positions with other subsidiaries of Ameritas Acacia Mutual
                                     Holding Company.
         Robert C. Barth(1)          Controller.  Also Vice President and Controller, Ameritas Life Insurance
                                     Corp.
         William W. Lester(1)        Treasurer.  Also, Senior Vice President (Investments) & Treasurer, Ameritas
                                     Life Insurance Corp.  Holds director/officer positions with several other subsidiaries of Ameritas Acacia Mutual Holding Company.
         Donald R. Stading(1)        General Counsel & Secretary.  Also, Senior Vice President, Corporate General
                                     Counsel and Secretary of Ameritas Life Insurance Corp.   Holds
                                     director/officer positions with several other subsidiaries of Ameritas
                                     Acacia Mutual Holding Company.

(1)      Principal business address:  Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, NE 68510
(2)      Principal business address:  AmerUs Life Insurance Company, 611 Fifth Ave., Des Moines, Iowa 50309

Companies Owning Securities of Depositor.

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or hold power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

     (a) AVLIC is wholly owned by AMAL Corporation. AMAL Corporation is a joint venture holding company among Ameritas Life Insurance Corp., AmerUs Life Insurance Company, Acacia Life Insurance Company, Acacia National Life Insurance Company, and Acacia Financial Corp. The Ameritas Acacia Companies which hold ownership interests in AMAL are wholly owned subsidiaries of Ameritas Holding Company, a Nebraska stock insurance holding company which is wholly owned by Ameritas Acacia Mutual Holding Company, a Nebraska mutual insurance holding company. The principal business address for the Ameritas Acacia Companies is 5900 "O", Street, Lincoln, Nebraska 68510. The address for AmerUs Life Insurance Company is 611 Fifth Ave., Des Moines, Iowa 50309.

     (b) The principal business of Ameritas Holding Company and Ameritas Acacia Mutual Holding Company is to serve as holding companies for insurance companies and related businesses. Ameritas Life, AmerUs, Acacia Life, and Acacia National are life insurance companies, which primarily offer life insurance and annuity policies.

     (c) The depositor, AVLIC, is the owner of its securities and holds the assets of its separate accounts segregated from its other assets.

Controlling Persons.
30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

     None.

Compensation of Officers and Directors of Depositor.
Compensation of Officers
31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

         Not applicable. As of this date the Separate Account has not commenced operations. Meaningful allocations may not be able to be made, even when operation commences.

Compensation of Directors
32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) the aggregate direct remuneration to directors:

     (b) indirectly or through subsidiaries to directors.

         Not applicable.  SEE Item 31.

Compensation to Employees
33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

         Not applicable.  SEE Item 31.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a): (1) Sales managers, branch manager, district manager, and other persons supervising the sale or registrant's securities; (2) Salesman, sales agents, canvassers and other persons making solicitations but not in supervisory capacity;
         (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

         Not applicable.  SEE Item 31.

Compensation to Other Persons
34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

         Not applicable.  SEE Item 31.

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities.
35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

         No sales are currently being made. It is proposed that the Policy will ultimately be offered throughout the United States, except for the State of New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

         Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.
         (1)  Name of officer, agency or body.
         (2)  Date of denial.
         (3)  Brief statement of reason given for revocation.

              Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January , 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.
         (1)  Name of officer, agency or body.
         (2)  Date of denial.

         (3)  Brief statement of reason given for revocation.

         Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

         The Advisors Group, Inc. ("TAG"), also a wholly owned subsidiary of AMAL Corporation (the holding company in which Ameritas Life Insurance Corp. is the majority owner), will act as the principal underwriter of the policies, pursuant to an Underwriting Agreement between itself and AVLIC. TAG was organized under the laws of the State of Delaware on March 12, 1982, and is a registered broker-dealer pursuant to the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, and a federally registered investment adviser.

         The Policies are sold by individuals who are Register Representatives of TAG and who are licensed as life insurance agents for AVLIC. TAG and AVLIC may authorize Registered Representatives of other registered broker-dealers to sell the Policies subject to applicable law.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

         AVLIC will enter into an agreement with TAG, the principal underwriter, pursuant to which AVLIC will reimburse TAG for expenses incurred in distributing and servicing the Policy. The Agreement may be terminated by either party upon 60 days written notice, at any time upon mutual written consent, or upon written notice of one party to the other party in the event of bankruptcy or insolvency.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealer, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

         SEE Exhibit A(3)(c).

Information Concerning Principal Underwriter.
39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

         SEE Item 38(a).

     (b) State whether any principal underwriter currently distributing securities of the trust is member of the National Association of Securities Dealers, Inc.

         No Policies are currently being offered. SEE Item 38(a).

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

         Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:
         (1)  The nature of such fee or participation.
         (2)  The name of the person making payment.
         (3) The nature of the services rendered in consideration for such fee or participation.
         (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

         No fees have yet been paid.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

         TAG will act as the principal underwriter of the Policy. See Item 38(a). TAG has the ability to execute stock and bond transactions on a number of national exchanges and over-the-counter exchanges and also offers a wrap fee program to investment advisory clients. TAG has also entered into selling agreements with a variety of mutual funds, unit investment trusts and direct participation programs. Except Calvert, which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company, none of these companies which are listed below, are affiliated with AVLIC.

         Mutual Funds List - See ATTACHMENT A to this Form N-8B-2.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

         Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

         Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter:
(a) name and principal business address; (b) position with principal underwriter; (c) ownership of securities of the trust.

         Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust.
44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

         (1) The source of quotations used to determine the value of portfolio securities.

         Fund shares are valued at their net asset value per share as supplied by the Fund or its agent.

         (2)  Whether opening, closing, bid asked or any other price is used.

         See Item 44(a)(1) and Item 16.

         (3)  Whether price is as of the day of sale or as of any other time.

         SEE Item 16.

         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

         The assets of the Separate Account and liabilities (such as charges against the Separate Account) are valued in accordance with generally accepted accounting principals on an accrual basis. Since AVLIC currently does not incur any Federal income tax liabilities attributable to the income of the Separate Account, AVLIC currently does not intend to create a reserve for Federal income taxes attributable to the income of the Separate Account.

         (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

         Not applicable.

         (6)  Whether adjustments are made for fractions:
              (i)   before adding distributor's compensation (load); and
              (ii)  after adding distributor's compensation (load).

         Not applicable because the Separate Account does not compute sales load in the manner presumed by this Item and Item 44.

         Appropriate adjustments will be made for fractions in all computations.

     (b) Furnish a specimen schedule showing the components of the offering prince of the trust's securities as at the latest practicable date.

         Not applicable.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

         There is no variation in the offering price of the trusts securities to any person or classes of persons. However, AVLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of AVLIC or any of its affiliates, employees and registered representatives of any broker-dealer that has entered into a sales agreement with AVLIC or TAG and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during three fiscal years covered by the financial statements filed herewith.

     Not applicable.

Redemption Valuation of Securities of the Trust.

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

         (1) The source of quotations used to determine the value of portfolio securities.

              SEE Item 44 (a)(1).

         (2)  Whether opening, closing, bid, asked or any other price is used.

              SEE Item 44(a)(2).

         (3)  Whether price is as of the day of sale or as of any other time.

              The price is as of the valuation day the redemption or withdrawal request is received.

         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

              SEE Item 44(a)(4) and Item 18(c).

         (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

              SEE Item 10(c)

         (6)  Whether adjustments are made for fractions.

              SEE Item 44(a)(6).

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

         Not applicable.

Purchase and Sale of Interests in Underlying Securities From and To Security Holders.
47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interest in underlying securities differs from that set forth in Item 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

     Not applicable.

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:
     (a) Name and principal business address.
     (b) Form of organization.
     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.
     (d) Name of governmental supervising or examining authority.

         AVLIC, a stock insurance company organized under the laws of the State of Nebraska, is subject to regulation by the Nebraska Department of Insurance. On or before March 1 of each year, an NAIC convention blank covering the operations and reporting on the financial condition of AVLIC and the Separate Account as of December 31 of the preceding year must be filed with the Nebraska Department of Insurance. Periodically, the Nebraska Department of Insurance examines the liabilities and reserves of AVLIC (and the Separate Account, when operational) and certifies their adequacy.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

         Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         The assets of the Separate Account are not chargeable with liabilities arising out of any other business which AVLIC conducts including income, gains or losses of AVLIC. Although the assets maintained in the Separate Account will not be charged with any liabilities arising out of AVLIC' other business, all obligations arising under the Policies are liabilities of AVLIC who will maintain assets in the Separate Account of a total market value at least equal to the reserve and other contract liabilities of the Separate Account. Nevertheless, to the extent assets in the Separate Account exceed AVLIC liabilities of the Separate Account, the assets are available to cover the liabilities of AVLIC' General Account. AVLIC may, from time to time, withdraw assets available to cover General Account obligations. The income, from capital gains, and capital losses of each Subaccount are credited to or charged against the assets held in that Subaccount in accordance with the terms of the Policy.

Information Concerning Insurance Holders of Securities.
51. Furnish the following information with respect to insurance of holders of securities:

     (a) The name and address of the insurance company.

         SEE Item 2.

     (b) The types of Policies and whether individual or group Policies.

         The Policy is a flexible premium variable universal life insurance policy issued on an individual basis.

     (c) The types of risks insured and excluded.

         The mortality risk assumed by AVLIC is that Insureds may live for a shorter time than assumed, and that an aggregate amount of death benefits greater than that assumed accordingly will be paid. The expense risk assumed is that expenses incurred in issuing and administering the policies will exceed the administrative charges provided in the Policies.

     (d) The coverage of the Policies.

         See Paragraph (c) of this Item. The minimum specified amount is stated in each Policy. Life insurance proceeds will be reduced by any outstanding policy debt and any due and unpaid charges.

     (e) The Beneficiaries of such Policies and the uses to which the proceeds of Policies must be put.

         The recipient of the benefits of the insurance undertakings described in Item 51(c) is either the Policy Owner or the beneficiary or contingent beneficiary specified in the Policy. There are no restrictions on the use of proceeds other than those established by the Policy Owner.

     (f) The terms and manners of cancellation and of reinstatement.

         The insurance undertakings described in the answer to Item 51(c) are an integral part of the Policy and may not be terminated while the Policy remains in effect.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

         See Items 13(a) and 13(e) for the amount of charges imposed. See Items 10(c), 10(i) and 44(c) for the manner in which the premium is determined.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

         Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

         No person other than AVLIC receives any part of the amount deducted for assumption of mortality and expense risks.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

         None.

                            VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

         See Items 10(g) and 10(h) regarding AVLIC' right to substitute any other investment for shares of the Separate Account.

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

         Not applicable.

     (c) Describe the Policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

         (1)  the grounds for elimination and substitution;
         (2)  the type of securities which may be substituted;
         (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Policy of concentration of investment in a particular industry or group of industries;

         (4) whether such substituted securities may be the securities of another investment company;
         and
         (5) the substance of the provisions of any indenture or agreement which authorize or restrict the Policy of the registrant in this regard.

              See Items 10(g) and 10(h).

     (d) Furnish a description of any Policy (exclusive of Policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

         None.

     (e) Provide a brief statement disclosing whether the trust and its principal underwriter have adopted codes of ethics under rule 7j-1 of the Investment Company Act and whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the trust. Also explain that these codes of ethics can be reviewed and copied at the Commission's Public Reference Room in Washington, D.C., that information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090, that these codes of ethics are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov, and that copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, D.C. 20549- 0102.

         TAG has adopted a code of ethics under rule 17j-1 of the Investment Company Act and this code of ethics permits personnel subject to the code to invest in securities, including securities that may be purchased or held by the trust. This code of ethics can be reviewed and copied at the Commission's Public Reference Room in Washington, D.C.; information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090; this code of ethics is available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov; and copies of this code of ethics may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, D.C. 20549-0102.

Regulated Investment Company.
53.  (a) State the taxable status of the trust.

         AVLIC does not currently expect to incur any additional federal income tax liability attributable to the Separate Account with respect to the sale of the Polices. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. If, however, AVLIC determines that it may incur such taxes attributable to the Separate Account, it may assess a charge for such taxes against the Separate Account.

         AVLIC may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made). At present, these are not charged against the Separate Account. If there is a material change in state or local tax laws, charges for such taxes attributable to the Separate Account, if any, may be assessed against the Separate Account.

     (b) State whether the trust qualified for the last taxable year as regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

         Not applicable.

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

     Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

     Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

     Not applicable.

59.  Financial statements:

     Financial Statements of the Trust.

     Prior to the effective date of the prospectus, the account has had no business activities, no assets or liabilities, and has no financial statement.

     Financial Statements of the Depositor.

     The financial statements of the Company will be contained in a pre-effective amendment to the registration statement on Form N-6 filed by the Registrant pursuant to the Securities Act of 1933. At that point, they will be incorporated herein by reference.

     Certification.

     All financial statements required to be filed shall be certified by an independent public accountant in accordance with Article 2 of Regulation S-X.

                                  IX. EXHIBITS

     The following exhibits to the Trust's registration statement on Form N-6 are incorporated by reference:

     A.  (1)      Resolution of the Board of Directors of AVLIC authorizing the establishment of the Separate Account.

         (2)      Not applicable.
         (3)  (a) Principal Underwriting Agreement.
              (b) Not applicable.
              (c) Commission Schedule.
         (4)      Not applicable.
         (5)      Proposed Form of Policy and Riders.
         (6)  (a) Articles of Incorporation of AVLIC.
              (b) Bylaws of AVLIC.
         (7)      Not applicable.
         (8)      Proposed Form of Participation Agreement.
         (9)      Not applicable.
         (10)     Not applicable.
         (11)     Code of Ethics - See Item 52 (e), above.


                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the Depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Lincoln, State of Nebraska on July 1, 2002.

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                                  (Registrant)

                                       of

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)

By:  /s/ William J. Atherton
    ----------------------------------------
              William J. Atherton
     President and Chief Operating Officer

Attest:   /s/ Donald R. Stading
         -----------------------------------
              Donald R. Stading
         Secretary and General Counsel

              ATTACHMENT A to AVLIC Separate Account VL Form N-8B-2

                      The Advisors Group, Inc. Mutual Funds





----------------------------------------------------------------------------------------------------------
CAESAR                                Fund Family           Phone                Web Site
----------------------------------------------------------------------------------------------------------
                               ACORN MUTUAL FUNDS
AIM DISTRIBUTORS  INC.         AIM                       1-800-347-1919    http://www.aimfunds.com
                               AIM/GT Global             1-800-824-1580    http://www.gtglobal.com/
ALGER FUNDS                    Alger                     1-800-992-3863    http://www.algerfund.com/
                               ALLEGHANY
ALLIANCE FUND DISTRIBUTORS     Alliance                  1-800-227-4618    http://www.alliancecapital.com/
AMERICAN CENTURY NO-LOAD FUNDS American Century          1-800-345-2021    http://www.americancentury.com/
                                  Investments*
AMERICAN FUNDS DISTRIBUTORS    American Funds            1-800-421-4120    http://www.americanfunds.com
                               AMERICAN GROWTH
AMERICAN SKANDIA ADVISOR FUNDS American Skandia Advisor  1-888-386-3484    http://www.americanskandia.com/
                                  Funds
                               AMERISTOCK MUTUAL FUND
AQUILA DISTRIBUTORS            Aquila                    1-800-437-1020    http://www.aquilafunds.com/
ARIEL CAPITAL MANAGEMENT  INC. Ariel                     1-800-292-7435
                               ARTISAN MUTUAL FUNDS
BABSON FUNDS                   Babson                    1-800-422-2766    http://www.jbfunds.com/
                               Bankers Trust Advisor     1-800-949-9940
                                  Funds
BARON CAPITAL  INC.            Baron Funds               1-800-992-2766    http://www.baronfunds.com/
BERGER ASSOCIATES  INC.        Berger                    1-800-333-1001
                               BERKSHIRE FUNDS
                               BLACKROCK INVS CL
                               BROWN CAPITAL MANAGEMENT
                               Bull & Bear               1-800-847-4200    http://www.mutualfunds.net/
                               CALAMOS FINANCIAL SERVICES
CALVERT DISTRIBUTORS           Calvert Group             1-800-368-2748    http://www.calvertgroup.com/
                               CGM                       1-800-345-4048    http://www.cgmfunds.com/
CITIZENS SECURITIES            Citizens Securities       1-800-223-7010    http://ww.efund.com/
COLONIAL INVESTMENT SERVICES   Colonial                  1-800-345-6611    http://www.lib.com/
                               COLUMBIA FUNDS MANAGEMENT COMP
                               Comstock                  1-800-334-6899
                               Compass Capital Funds     1-800-388-8734    http://www.compassfunds.com/
                               Countrywide Investments   1-800-543-0407    http:///www.cwinvest.com
                               CREDIT SUISSE FIRST BOSTON
DAVIS FUNDS                    Davis Venture (formerly   1-800-279-0279    http:///www.davisfunds.com
                                  NY Venture)
                               DAVIS SELECTED ADVISERS L.P.
DELAWARE DISTRIBUTORS  L.P.    Delaware                  1-800-523-4640    http://www.lnc.com/
                               DEUTSCHE II
                               DODGE & COX
DOMINI SOCIAL TRUST            Domini                    1-800-762-6814    http://www.dwieder@fssi.com/
                               DRESDNER RCM GLOBAL FUNDS
DREYFUS FUNDS                  Dreyfus                   1-800-645-6561    http://www.dreyfus.com/
EATON VANCE DISTRIBUTORS  INC. Eaton Vance               1-800-225-6265
ENTERPRISE FUND DISTRIBUTORS   Enterprise                1-800-432-4320    http://www.enterprisegroup.com/
EVERGREEN FUNDS DISTRIBUTORS   Evergreen Keystone        1-800-807-2940    http://www.evergreenfunds.com/
                               FBR Funds                 1-800-821-3460
                               FPA                       1-800-982-4372
FEDERATED SECURITIES CORP      Federated                 1-800-245-0242    http://www.federatedinvestors.com/
FIDELITY DISTRIBUTORS CORP     Fidelity                  1-800-544-8888    http://www.fid-inv.com/
FIDELITY DISTRIBUTORS CORP.    Fidelity Destiny          1-800-752-2347    http://www.fid-inv.com/
FIDELITY ADVISORS FUNDS        Fidelity Advisor          1-800-522-7297    http://www.advisorxpress.com/
                               First American Funds      1-800-814-3406    http://www.firstbank.com/
                               FIRST EAGLE SOGEN         1-800-334-2143    www.firsteaglesogen.com
                               FIRSTHAND FUNDS
                               First Investors           1-800-423-4026    http://www.firstinv.com/
FLAG FUNDS                     Flag                      1-800-767-3524
                               Flagship                  1-800-227-4648    http://www.nuveen.com/
                               Flex Partners Fund        1-800-494-3539
FORTIS INVESTORS               Fortis                    1-800-800-2638    http://www.ffg.us.fortis.com/
                               Founders                  1-800-525-2440    http://www.founders.com/
                               FPA FUND DISTRIBUTORS INC


FRANKLIN TEMPLETON DISTRIBUTOR Franklin/Templeton        1-800-292-9293    http://www.franklin-templeton.com/
GAM SERVICES INC.              GAM                       1-800-426-4685    http://www.usinfo.gam.com/
GABELLI & CO.                  Gabelli                   1-800-422-3554    http://www.gabelli.com/
G.T. GLOBAL FINANCIAL SERVICES Galaxy                    1-800-628-0414    http://www.galaxyfunds.com/
                               GOLDMAN SACHS             1-800-292-2552    http://www.gs.com/funds/gsamhome.html
                               Govett**                  1-800-225-2222    http://vkac.com/
                               GREEN CENTURY FUNDS
GUARDIAN FUNDS                 Guardian                  1-800-221-3253    http://www.theguardian.com/
HARBOR FUNDS                   Harbor                    1-800-422-1050
                               Hartford Mutual Funds     1-888-843-7824
                               Heitman Real Estate Fund  1-800-435-1405
HERITAGE FUNDS                 Heritage****              1-800-421-4184
                               Home State Group          1-800-892-1351
                               ISI                       1-800-955-7175
IDEX FUNDS                     Idex                      1-800-851-9777    http://westernreserve.com/
IMPACT FUNDS                   Impact Management Growth  1-412-664-6012
                                  Portfolio
INVESCO SERVICES               Invesco                   1-800-525-8085    http://www.invesco.com/
                               IPO PLUS AFTERMARKET
                               IPS FUNDS
                               ISI FUNDS
IVY FUNDS                      Ivy Mackenzie             1-800-456-5111
JANUS DISTRIBUTORS  INC.       Janus                     1-800-525-8983    http://www.janus.com/
JOHN HANCOCK BROKER DISTRIBUTI John Hancock              1-800-225-5291    http://www.jhancock.com/funds
JPMORGAN FUNDS                 John Nuveen               1-800-351-4100    http://www.nuveenresearch.com/
KEMPER DISTRIBUTORS            Kemper                    1-800-621-1048    http://www.kemper.com/
                               Lexington                 1-800-526-0056    http://www.lexingtonfunds.com/
                               LIBERTY ASSET MANAGEMENT COMPA
                               Lindner****               1-800-995-7777    http://www.lindnerfunds.com/
                               LOOMIS SAYLES & COMPANY L.P.
LORD  ABBETT & CO.             Lord Abbett               1-800-874-3733    http://www.lordabbett.com/
MAINSTAY FUNDS                 Mainstay Funds            1-800-624-6782    http://www.mainstayfunds.com/
                               MARISCO FUNDS
                               MAS FUND DUSTRIBUTION INC
                               MERIDIAN OFFSHORE
MFS FUND DISTRIBUTORS          MFS                       1-800-637-2929    http://www.mfs.com/
MMA PRAXIS                     MMA Praxis                1-800-257-5872
                               Mass Mutual               1-413-788-8411    http://www.massmutual.com/
                               Metlife-State Street      1-800-882-3302
                               Millenium Funds           1-900-525-7048    http://www.oppenheimerfunds.com/
MONTGOMERY MUTUAL FUNDS        Montgomery                1-800-572-3863    http://ww.montgomeryfunds.com/
MSDW                           Morgan Stanley**          1-800-421-7571    http://www.vcak.com/
                               MUHLENKAMP & COMPANY  INC
MUNDER FUNDS DISTRIBUTOR  INC. Munder Funds              1-810-647-9200
                               MUTUAL OF AMERICA LIFE COMP I
                               MUTUAL OF AMERICA LIFE INS COM
                               MUTUAL OF AMERICA LIFE INSURAN
NATIONS                        Nations Funds             1-800-321-7854    http://www.nationsbank.com/nationsfunds
                               Navellier Funds***        1-800-887-8671    http://www.navellier.com/
                               NEEDHAM FUNDS
NEUBERGER & BERMAN MANAGEMENT  Neuberger & Berman        1-800-877-9700    http://www.nbfunds.com/
                               New Alternatives****      1-800-423-8383
                               New England               1-800-225-7670    http://www.mutualfunds.com/
NICHOLAS APPLEGATE MUTUAL FUND Nicholas Applegate        1-800-551-8043    http://www.nacm.com/
NORTH AMERICAN SECURITIES      North American            1-800-872-8037    http://www.nasl.com/
                               Northstar Advantage       1-800-595-7827
                               NORTH TRACK FUNDS
                               NORTHEAST INVESTORS
                               NUVEEN FLAGSHIP
                               NVEST
                               OAK ASSOCIATES
                               OAKMARK
ONE GROUP SERVICES             One Group                 1-800-480-4111    http://www.onegroup.com/
OPPENHEIMER FUNDS DISTRIBUTORS Oppenheimer               1-800-525-7048    http://www.oppenheimerfunds.com/
                               PACIFIC FINANCIAL
                                  RESEARCH INC
                               Parkstone Mutual Funds    1-800-451-8377    http://www.parkstone.com
PARNASSUS FINANCIAL MANAGEMENT Parnassus****             1-800-999-3505    http://networth.quicken.com/parnassus
                               Pasadena                  1-800-882-2855    http://www.secapl.com/rea
PAX WORLD MANAGEMENT           Pax World****             1-800-372-7827    http://www.paxfund.com/
                               Perkins Opportunity Fund  1-800-998-3190
                               Phoenix                   1-800-243-4361    http://www.phl.com/
PBHG ADVISOR                   Pilgrim                   1-800-334-3444
                               PEGASUS FUNDS
                               PHOENIX EQUITY PLANNING GROUP
                               PICTET FUNDS
                               PILGRIM AMERICA SECURITIES  IN
PIMCO ADVISORS DISTRIBUTION    Pimco Advisors            1-203-352-4900
PIONEER FUNDS DISTRIBUTORS     Pioneer                   1-617-742-7825    http://www.pioneerfunds.com/
                               PRINCIPAL
                               Princor Funds             1-800-451-5447    http://www.principal.com/
                               Pro-Conscience Women's Equity               http://www.women-equity.com/
                               PRUDENTIAL SECURITIES CO.
PUTNAM FINANCIAL SERVICES      Putnam                    1-800-225-1581    http://www.putnaminv.com/
                               Quest for Value           1-800-232-3863    http://www.oppenheimerfunds.com/
                               ROYCE FUNDS
RS (ROBERTSON STEPHENS) FUNDS  Robertson Stephens        1-800-766-3863    http://www.rsim.com/
                               Rochester                 1-716-383-1300    http://www.oppenheimerfunds.com/
                               RYDEX FUNDS
SAFECO SECURITIES  INC.        Safeco Mutual Funds       1-800-463-8791
                               Advisor Funds
                               Salomon Brothers          1-800-725-6666    http://www.sbam.com/
                               SANTA BARBARA
                               Schafer                   1-800-343-0481
SCUDDER                        Scudder                   1-800-225-2470    http://www.funds.scudder.com/
                               Security Benefit          1-800-888-2461    http://www.securitybenefit.com/
                               SEI MUTUAL FUNDS
                               SELECTED MUTUAL FUNDS
SELIGMAN FINANCIAL SERVICES    Seligman                  1-800-221-2783    http://www.seligman.com/
SENTINEL GROUP                 Sentinel                  1-800-282-3863
                               Sierra Trust Funds        1-800-531-6466
                               Sife Trust                1-800-524-7433    http:///www.sife.com
                               SIT SECURITIES CORPORATION
                               Sogen                     1-800-334-2143
                               SOUND SHORE
                               SPECTRA FUNDS
                               STATE STREET RESEARCH INVESTME
                               STEINROE SERVICES INC
                               Stratton                  1-800-634-5726
STRONG CAPITAL MANAGEMENT  INC Strong                    1-800-368-1030    http://www.strong-funds.com/
SUNAMERICA CAPITAL SERVICES    SunAmerica                1-800-858-8850    http://www.sunamerica.com/
T. ROWE PRICE INVESTMENT SERVI T.Rowe Price              1-800-638-5660    http://www.troweprice.com/
                               TCW
                               THE ADVISORS GROUP  INC.
                               THE INTERNET FUND
                               THE MANAGERS FUND
                               THIRD AVENUE
THORNBURG SECURITIES CORP      Thornburg                 1-800-847-0200    http://www.thornburg.com/
TIMOTHY PLAN FUNDS             Timothy Plan              1-800-441-6580    http://www.timothyplan.com/
                               TIP (TURNER)
TOUCHSTONE FUNDS               Touchstone                1-800-669-2796    http://www.touchstonefunds.com/
                               TRANSAMERICA FUNDS
                               TWEEDY BROWNE
                               Valley Forge Capital Total Return
VALUE LINE FUNDS               Value Line                1-800-223-0818    http://www.valueline.com/
VAN ECK SECURITIES CORP        Van Eck                   1-800-544-4653    http://www.vaneck.com/

VAN KAMPEN AMERICAN CAPITAL    Van Kampen/American       1-800-225-2222    http://www.vkac.com/
                                  Capital
VAN WAGONER                    Van Wagoner               1-800-228-2121    http://www.vanwagoner.com/
VANGUARD MARKETING CORPORATION Vanguard                  1-800-662-7447    http://www.vanguard.com/
                               Vista                     1-800-648-4782    http://www.vista-funds.com/
                               VONTOBEL FUNDS
                               Voyageur                  1-800-553-2143
WARBURG PINCUS FUNDS           Warburg Pincus            1-800-257-5614    http://www.warburg.com/
                               WASATCH ADVISORS INC.
                               WEITZ MUTUAL FUNDS
                               WILLIAM BLAIR
                               Winthrop Focus Funds      1-800-494-6847
WM (WASHINGTON MUTUAL)         WM Funds                  1-800-222-5852    http://www.invest1to1.com/wmgf/index.html
                               Working Assets            1-800-223-7010    http://www.efund.com/
                               WRIGHT EQUIFUNDS
                               Zweig                     1-800-444-2706    http://www.zweig.com/

                               *     Benham and 20th Century have merged and are now called American Century Investments.
                               **    Van Kampen/American Capital has purchased Govett.
                               ***   Aggressive Growth Fund only is currently available.
                               ****  These and others may not be available through National Financial (i.e., wire buys).

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